[PLATINUM UNDERWRITERS HOLDINGS, LTD. LETTERHEAD]
August 10, 2011
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Platinum Underwriters Holdings, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed on February 18, 2011 File Number: 001-31341
Dear Mr. Rosenberg:
The following information is provided by Platinum Underwriters Holdings, Ltd. (“Platinum Holdings”) as a supplement to its response dated July 11, 2011 to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 29, 2011 (the “Comment Letter”), as a result of the Staff’s review of the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 of Platinum Holdings (the “2010 Form 10-K”).
The information set forth below reflects our telephonic discussions with the Staff on August 3, 2011 regarding disclosure with respect to pre-tax income and estimates of possible losses to be included in future filings. For ease of reference, the Staff’s comments are paraphrased in bold and keyed to the headings used in the Comment Letter, followed by our responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the 2010 Form 10-K. All references in the following information to page numbers in the 2010 Form 10-K are to pages in the EDGAR version of such document. In this letter, “we,” “us” and “our” refer to Platinum Holdings and its consolidated subsidiaries, unless the context otherwise indicates.
In responding to the Staff’s comments, Platinum Holdings acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2010 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 10-K; and that Platinum Holdings may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg	Page 2 August 10, 2011
Note 8. Income Taxes, page F-21
1.	Please refer to your response to Comment 2. Please expand your proposed disclosure to be included in future filings to explain the specific factors that resulted in pre-tax income for the United States being significantly lower than pre-tax income for Bermuda during the years ended December 31, 2009 and 2008.

RESPONSE. In future filings, we propose to expand our disclosure to include information similar to the following in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our periodic reports:
“Premiums earned by our U.S. and Bermuda subsidiaries generally do not bear a proportionate relationship to their respective pre-tax income for a variety of reasons, including the significant impact on pre-tax income of the different mixes of business underwritten by the particular subsidiary, the presence or absence of underwriting income or loss attributable to such business, and the investment results experienced by the particular subsidiary.
Pre-tax income for the years ended December 31, 2009 and 2008 was $365.5 million and $202.0 million, respectively, in our Bermuda companies and $16.0 million and $36.6 million, respectively, in our U.S. companies. Pre-tax income in our Bermuda companies was higher as compared with our U.S. companies due to significantly higher net underwriting income in our Bermuda companies, primarily as a result of a significant proportion of profitable catastrophe business underwritten in Bermuda during both 2009 and 2008, and higher net investment results.”
Note 15. Commitments and Contingencies
Litigation, page F-30
2.	Please refer to your response to Comment 3. Please provide us revised disclosure to be included in future filings to clarify that estimates of your possible losses in connection with claims arising during the ordinary course of your reinsurance business are included in unpaid losses and loss adjustment expenses.

RESPONSE. In future filings, we propose to expand our disclosure to include information similar to the following in the Commitments and Contingencies Note to our Financial Statements:
“Litigation
In the normal course of our business, we may become involved in various claims and legal proceedings. We are not currently aware of any pending or threatened material litigation or arbitration other than in the ordinary course of our reinsurance business. Estimated losses related to claims arising in the ordinary course of our reinsurance business, including the anticipated outcome

Mr. Jim B. Rosenberg	Page 3 August 10, 2011
of any pending arbitration or litigation, are included in unpaid losses and loss adjustment expenses in our consolidated balance sheets.”
*  *  *
Please do not hesitate to contact me at (441) 298-0772 with any questions or further comments you may have.

Very truly yours,
/s/ Allan C. Decleir
Allan C. Decleir
Executive Vice President and Chief Financial Officer

cc:	Vanessa Robertson, Staff Accountant Joel Parker, Accounting Branch Chief